Free Writing Prospectus dated July 21, 2006
Filed Pursuant to Rule 433
File No. 333-108336
Supplementing Preliminary Prospectus Supplement dated July 20, 2006
Banc of America Securities LLC
Essex Property Trust, Inc.
4.875% Series G Cumulative Convertible Preferred Stock

Issuer:	Essex Property Trust, Inc. (“Essex”)

Title of securities:	4.875% Series G Cumulative Convertible Preferred Stock (the “Series G Preferred Stock”)

Offer price per share:	$24.75
Liquidation preference per share:	$25.00

Offering size:	5,200,000 shares of Series G Preferred Stock (excluding the Underwriter’s option to purchase up to 780,000 additional shares of Series G Preferred Stock)

Net proceeds:	$126.68 million (excluding the Underwriter’s option to purchase up to 780,000 additional shares of Series G Preferred Stock)

Dividends:	Holders will be entitled to receive cumulative cash dividends on the Series G Preferred Stock at a rate of 4.875% per year of the $25.00 liquidation preference (equivalent to $1.21875 per year per share). Dividends paid to holders on the Series G Preferred Stock issued in this offering will be cumulative from July 26, 2006.

Dividend payment dates:	January 31, April 30, July 31, and October 31 of each year, or if not a business day, the next succeeding business day, beginning October 31, 2006

Conversion price:	Approximately $136.62 per share of common stock

Conversion rate:	0.1830 shares of common stock per $25.00 liquidation preference of Series G Preferred Stock (subject to adjustment in certain events)

Adjustment to conversion rate upon certain fundamental changes:	The following table sets forth the stock price, effective date and number of additional shares issuable per $25.00 liquidation preference of Series G Preferred Stock to be determined by reference to the stock price and effective date of the relevant fundamental change:

	Stock Price
Effective Date	$115.78	$125.00	$136.62	$150.00	$165.00	$180.00	$200.00	$225.00	$250.00	$300.00	$350.00	$400.00

July 26, 2006	0.0329	0.0316	0.0260	0.0210	0.0170	0.0141	0.0113	0.0090	0.0075	0.0055	0.0042	0.0033
July 31, 2007	0.0329	0.0303	0.0245	0.0194	0.0153	0.0124	0.0097	0.0076	0.0062	0.0045	0.0035	0.0027
July 31, 2008	0.0329	0.0295	0.0233	0.0180	0.0136	0.0105	0.0080	0.0060	0.0049	0.0035	0.0027	0.0021
July 31, 2009	0.0329	0.0280	0.0212	0.0152	0.0105	0.0075	0.0048	0.0032	0.0025	0.0018	0.0014	0.0011
July 31, 2010	0.0329	0.0278	0.0209	0.0146	0.0094	0.0059	0.0034	0.0022	0.0017	0.0012	0.0009	0.0007
July 31, 2011	0.0329	0.0277	0.0209	0.0142	0.0071	0.0015	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 31, 2012	0.0329	0.0276	0.0207	0.0133	0.0066	0.0013	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 31, 2013	0.0329	0.0276	0.0204	0.0131	0.0062	0.0010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 31, 2014	0.0329	0.0275	0.0203	0.0131	0.0062	0.0010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 31, 2015	0.0329	0.0275	0.0202	0.0130	0.0062	0.0010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 31, 2016	0.0329	0.0275	0.0202	0.0130	0.0062	0.0010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case (a) if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year; (b) if the stock price is in excess of $400 per share (subject to adjustment), no additional shares will be issuable upon conversion; and (c) if the stock price is less than $115.78 per share (subject to adjustment), no additional shares will be issuable upon conversion.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and prospectus supplement if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
Dated July 21, 2006